UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
LJ International Inc.
(Name of Issuer)
$.01 Par Value Common Stock
(Title of Class of Securities)
G55312105
(CUSIP Number)
Prudence Investment Management (Hong Kong) Limited
Suite 505, Bank of America Tower, 12 Harcourt Road, Central Hong Kong
852 2525 3418
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
18 Jan 2013
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
?  Rule 13d-1(b)
?Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. G55312105

13G

Page 2 of 5 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Prudence Investment


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Island








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

1,603,764


6.

SHARED VOTING POWER

00,000


7.

SOLE DISPOSITIVE POWER

1,603,764


8.

SHARED DISPOSITIVE POWER

00,000






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,603,764


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%


12.

TYPE OF REPORTING PERSON (see instructions)

OO
















CUSIP No. G55312105

13G

Page 3 of 5Pages





Item 1.

(a)
Name of Issuer
LJ International Inc.




(b)
Address of Issuer Principal Executive Offices
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong



Item 2.

(a)
Name of Person Filing
Prudence Enhanced Income Fund




(b)
Address of the Principal Office or, if none, residence
Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th P.O. Box 2804, George Town, Grand Cayman KY1-
1112, Cayman Islands




(c)
Citizenship
Cayman Islands




(d)
Title of Class of Securities
Common Stock, par value $0.01 per share




(e)
CUSIP Number
G55312105



Item 3. If this statement is filed pursuant to s240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with ?40.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with ?40.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with ?40.13d-1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with ?40.13d-1(b)(1)(ii)(J).












CUSIP No. G55312105

13G

Page 4 of 5 Pages





Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  1,603,764






(b)

Percent of class:  5.04%






(c)

Number of shares as to which the person has:  1,603,764 shares of Common Stock








(i)
Sole power to vote or to direct the vote   1,603,764 shares of Common Stock








(ii)
Shared power to vote or to direct the vote  0








(iii)
Sole power to dispose or to direct the disposition of 1,603,764 shares of Common Stock.








(iv)
Shared power to dispose or to direct the disposition of  0





Instruction. For computations regarding securities which represent a right to acquire an underlying security see
?40.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following     ?.
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
      Not applicable
Item 8.  Identification and Classification of Members of the Group.
      Not applicable
Item 9.  Notice of Dissolution of Group.
      Not applicable
Item 10.  Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








CUSIP No. G55312105

13G

Page 5 of 5 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

31/01/2013
Date
Linlin Ma
/s/ Prudence Enhanced Income Fund
Signature

Partner
Name/Title